UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Capitala Finance Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14054R 106
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14054R 106	SCHEDULE 13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Joseph B. Alala, III I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 320,916
	6.	SHARED VOTING POWER 447,264
	7.	SOLE DISPOSITIVE POWER 320,916
	8.	SHARED DISPOSITIVE POWER 447,264

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,180
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 14054R 106	Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

Capitala Finance Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4201 Congress Street, Suite 360
Charlotte, North Carolina 28209

Item 2(b).	Name of Person Filing:

Joseph B. Alala, III

Item 2(b).	Address of Principal Business Office:

4201 Congress Street, Suite 360
Charlotte, North Carolina 28209

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

14054R 106

CUSIP No. 14054R 106	Page 3 of 4 Pages

Item 3.               If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Joseph B. Alala (the “Reporting Person”) is the beneficial owner of an aggregate of 768,180 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Capitala Finance Corp. (“Capitala”), which constitutes approximately 5.9% of Capitala’s outstanding shares of Common Stock, based upon 12,974,420 shares of Common Stock outstanding as of May 19, 2014. The Reporting Person owns directly, and has sole power to vote and dispose of, 320,916 shares of Common Stock. The Reporting Person, by virtue of his position as manager thereof, may be deemed to beneficially own, and has shared power to vote and dispose of, an aggregate of 447,264 shares of Common Stock which consists of: (i) 100 shares of Common Stock held by Capitala Investment Advisors, LLC; (ii) 972 shares held by CapitalSouth Corporation; (iii) 2,705 shares held by Capitala Transaction Corp.; (iv) 351,865 shares held by Capitala Restricted Shares I, LLC; and (v) 91,622 shares held by Capitala Private Investments LLC.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

CUSIP No. 14054R 106	Page 4 of 4 Pages

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 19, 2014

By:	/s/ Joseph B. Alala, III
Name:	Joseph B. Alala, III